UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: June 8, 2013 to September 9, 2013

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES
EXHIBIT INDEX

EX 99.1:	Total finalizes the acquisition of 33.335% interest in the Bokhtar PSC Area, Tajikistan
EX 99.2:	Airbus, Air France, Safran and Total team up to develop sustainable aviation biofuels, France
EX 99.3:	Total launches EGINA development on OML 130, Nigeria
EX 99.4:	Orange and Total have signed a partnership to distribute Orange Money at TOTAL service stations in Africa and the Middle-East, France
EX 99.5:	Second Quarter and First Half 2013 Results, France
EX 99.6:	Total announces its interim dividend for the second quarter 2013, France
EX 99.7:	208 HYbrid FE, when PEUGEOT and Total combine driving pleasure and efficiency, France
EX 99.8:	Total’s Project for the Carling Platform’s Future, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: September 10, 2013	By:	/s/ Humbert de Wendel
Name: Humbert de WENDEL
Title: Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: Tajikistan: Total finalizes the acquisition of 33.335% interest in the Bokhtar PSC Area (June 18, 2013)

•	EXHIBIT 99.2: France: Airbus, Air France, Safran and Total team up to develop sustainable aviation biofuels (June 20, 2013)

•	EXHIBIT 99.3: Nigeria: Total launches EGINA development on OML 130 (June 21, 2013)

•	EXHIBIT 99.4: France: Orange and Total have signed a partnership to distribute Orange Money at Total service stations in Africa and the Middle-East (July 24, 2013)

•	EXHIBIT 99.5: France: Second Quarter and First Half 2013 Results (July 26, 2013)

•	EXHIBIT 99.6: France: Total announces its interim dividend for the second quarter 2013 (July 26, 2013)

•	EXHIBIT 99.7: France: 208 HYbrid FE, when PEUGEOT and Total combine driving pleasure and efficiency (August 26, 2013)

•	EXHIBIT 99.8: France: Total’s Project for the Carling Platform’s Future (September 4, 2013)